SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of 7th February 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding released on the 7th February 2003






                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

 Prudential plc

2. Name of director

 Mark E Tucker

G Mark Wood

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

 Director's named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

 BWCI Trust Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 Shares acquired by scrip dividend on Deferred Share Award under the Annual Incentive Plan

7. Number of shares / amount of stock acquired

Mark E Tucker - 378 shares

G Mark Wood - 125 shares

8. Percentage of issued class

Mark E Tucker - 0.00002%

G Mark Wood - 0.000006%

9. Number of shares/amount of stock disposed

 N/A

10. Percentage of issued class

 N/A

11. Class of security

 Ordinary shares of 5p each

12. Price per share

 GBP 4.406

13. Date of transaction

 28 November 2002

14. Date company informed

 6 February 2003

15. Total holding following this notification

 Mark E Tucker - 397,729 shares

G Mark Wood - 220,298 shares

16. Total percentage holding of issued class following this notification

 Mark E Tucker - 0.02%

G Mark Wood - 0.01%


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

 N/A

18. Period during which or date on which exercisable

 N/A

19. Total amount paid (if any) for grant of the option

  N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

 N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

 This scrip dividend relates to shares held in Trust under the Annual Incentive Plan

24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

 John Price, Deputy Group Secretary, 020 7548 3805

Date of Notification

 6 February 2003


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 7th February 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY



                                              By: /s/  John Price
                                              Deputy Group Secretary